News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	March 27, 2020

Seabridge Gold Files 2019 Year End Audited Financial Statements and MD&A

Toronto, Canada…Seabridge Gold announced today that it has filed its Audited Consolidated Financial Statements and its Management's Discussion and Analysis for the year ended December 31, 2019 on SEDAR (www.sedar.com) and are available on the Company's website at www.seabridgegold.net. Seabridge's Form 40-F will be filed with the SEC on EDGAR (www.sec.gov/). The Company's Shareholders may, upon request, receive a hard copy of the Company's complete 2019 audited consolidated financial statements free of charge. To review these documents on the Company's website, please see http://www.seabridgegold.net/sharefinrep.php.

In 2019 Seabridge posted a net loss of $11.6 million ($0.19 per share) compared to a loss of $19.9 million ($0.34 per share) in 2018. During 2019, Seabridge invested $30 million in mineral interests, primarily at KSM, compared to $37 million during 2018. The Company's working capital position at December 31, 2019, was $12.5 million, down from $18 million at December 31, 2018.

Subsequent to year-end, Seabridge issued 382,807 common shares under its At-The-Market offering program ("ATM) at an average price of $17.96 for net proceeds of $6.7 million. As previously reported, in Q4 2019 Seabridge entered into an agreement with two securities dealers for an ATM, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company. The program came into effect in December 2019 and is effective until the Company's Shelf Registration Statement expires in June 2021.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net